

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Scott Kaufman
Chief Executive Officer
Creek Road Miners, Inc.
2700 Homestead Road
Park City, UT 84098

> **Re: Creek Road Miners, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2022**
> **File No. 333-262304**

Dear Mr. Kaufman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 24, 2022

Mining Equipment, page 1

1. We note your disclosure that you "had deposits for an additional 1,140 miners with 135.3 Ph/s hashing capacity to be delivered in 2022." Please disclose the amount of your capital commitments for these miners, your source of financing for these miners, and when in 2022 you plan to receive the miners. If you have other capital commitments in the next 12 months, please provide similar disclosure with respect to those commitments. In this regard, we note your disclosure elsewhere that "[f]or the nine months ended September 30, 2021, we incurred a net loss of $4,924,157," and "[a]s of September 30, 2021, we had an accumulated deficit of $3,022,442."

Prospectus Summary, page 1

2.   We note your disclosure that "[w]e currently generate substantially all our revenue through cryptocurrency we earn through our mining activities, which we may strategically hold or sell at beneficial prices and times." Please affirmatively identify all of the crypto assets that you currently mine, and indicate whether you have the intention of mining any other crypto assets in the foreseeable future. Provide a detailed discussion of the extent to which and your policy regarding whether you hold rewards from you mining activities for investment, or sell them for fiat currency, other crypto assets, or otherwise (and why). In your discussion, please describe circumstances that may cause it to be beneficial for you to hold versus sell your rewards. In doing so, affirmatively identify any crypto assets that you have acquired other than through mining, and explain why you acquired those assets and your policy for holding or selling these assets.

3.   We note your disclosure that "[b]y directing income from oil and excess natural gas sales to cover operating expenses we will have the opportunity to maintain treasury status of our diverse cryptocurrency portfolio." Please clarify what is meant by "treasury status," and your reference to your "diverse" cryptocurrency portfolio. In this regard, it appears that your current and future cryptocurrency mining activities relate solely to Bitcoin. As a related matter, if you intend to create a portfolio of digital assets through participation in offerings and secondary market purchases, please disclose the process and framework that you use or will use to determine which digital assets to add to your portfolio.

4.   We note your disclosure that "[t]he Company continues to operate an eCommerce site selling pop culture memorabilia." Please disclose the portion of your revenue derived from your ecommerce sales compared to your cryptocurrency mining revenue for the periods presented in your filing, as well as your future intentions regarding your eCommerce site.

5.   Please describe your storage and custodial practices, and include specific and detailed risk factor disclosure describing the risks associated with your custody practices for crypto assets.

6.   Please provide us with your legal analysis regarding whether your acquisition and strategic holding of digital assets may require you to register as an investment company under the Investment Company Act of 1940.

7.   Provide a detailed description of the policy and framework that you use to determine whether any crypto assets that you mine, hold, or otherwise acquire are securities as defined in Section 2(a)(1) of the Securities Act. Address the specific risks inherent in your policy and framework for determining that crypto assets you mine, hold, or otherwise acquire, and may hold or acquire in the future (whether through mining activities, transactions involving crypto assets, or otherwise) are not securities. Finally, describe the limitations of any policy and framework you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination

binding on any regulatory body.

Government Regulation, page 2

8. We note your disclosure that "[c]ryptocurrency is increasingly becoming subject to governmental regulation, both in the U.S. and internationally," "[s]tate and local regulations also may apply to our activities and other activities in which we may participate in the future," and "[n]umerous regulatory bodies have shown an interest in regulating blockchain or cryptocurrency activities." Here and in your risk factor disclosure on page 10, please enhance your disclosure to provide a more detailed discussion of the laws and regulations that may affect your mining activities, and the effects and potential effects of the relevant laws and regulations and changing regulatory environment on your business and operations.

Strategic Initiatives, page 3

9. We note your disclosure that you "seek to own multiple oil and natural gas producing assets, utilize the natural gas to power environmentally friendly, state of the art cryptocurrency mining facilities." Please clarify the status of your search for and acquisition of these oil and gas producing assets, including when you expect to acquire the same, the costs associated with acquiring these assets, and how you intend to fund these acquisitions.

Risk Factors, page 6

10. Please amend your risk factor disclosure to include risks related to the volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade, and the resulting liquidity, valuation and earnings challenges. Please also discuss any risks and challenges created by events on the underlying blockchain, such as forks and airdrops.

11. We note that your risk factors address the risks related to Bitcoin. Please amend your risk factor disclosure to discuss the risks, if any, related to any other crypto assets you mine and/or hold. Alternatively, please tell us why you believe you are not required to provide this disclosure.

"Bitcoin is subject to halving . . .", page 7

12. Please amend your disclosure to describe the steps you have taken, if any, to mitigate the risks related to halving.

General

13. We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of

the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and update this section accordingly.

14. We note your reference to non-fungible tokens in your 10-Q for the period ended September 30, 2021. Please amend your disclosure to explain the role, if any, of NFTs in your current business model. Please also provide a legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act. Your analysis should address not only the NFTs themselves but also the program through which the NFTs are being issued.

15. Please disclose whether the company has enough cash to fund its operations for the next twelve months, and if not, whether the company will need to raise additional funds. Please refer to Item 303(a) of Regulation S-K. In addition, please disclose your plan of operations for the next twelve months, the milestones you intend to reach and the timing thereof, the steps you will take to achieve each milestone, and the funds required to reach each milestone.

16. We note that you have filed an S-1 registration statement that was taken effective on October 4, 2021. This filing appears to have been taken effective prior to your change in business from live events to cryptocurrency mining. Please tell us whether you have made any sales pursuant to this registration statement on or after the date that you discontinued your legacy operations and began mining operations. Please also tell us whether you intend to amend this registration statement via post-effective amendment to describe your current business rather than your legacy business.

17. In an appropriate place, please discuss the "key contracts and business relationships" on which you rely, as well as the terms of your material agreements. Please file your material agreements as exhibits.

18. On pages 7 and 11, where you discuss the "substantial control" that insiders hold, please identify the insiders and their individual and aggregate holdings in the company (both currently and assuming that the offering is fully subscribed). Please also provide this disclosure on the prospectus cover page and in the Prospectus Summary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Roger W. Bivans